Food Company, Inc. One Dole Drive • Westlake Village, CA 91362-7300 • (818) 879-6810 • Fax (818) 879-6754 Email: michael_carter@na.dole.com
C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
CONFIDENTIAL TREATMENT REQUESTED
SUBMITTED VIA FEDERAL EXPRESS; REDACTED COPY VIA EDGAR
February 19, 2009
Mr. John Reynolds
Assistant Director, Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Dole Food Company, Inc.
Letter from the Commission dated February 4, 2009, in response to correspondence submitted by Dole Food Company, Inc. January 20, 2009, in response to Comment Letter from the Commission dated December 19, 2008, concerning:
Form 10-K for the fiscal year ended December 29, 2007
Form 10-Q for the quarterly period ended October 4, 2008
File No. 1-04455
Dear Mr. Reynolds:
We are in-receipt of the above-captioned letter. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments (in italics) and our responses to each of the comments. Pursuant to 17 C.F.R. 200.83, we hereby request that confidential treatment be accorded to portions of our responses to comments 1 and 2 as indicated by the symbol [* * *].
General
1.	We note your response to comment one. Please tell us whether you will disclose the performance targets in your 2008 annual report. If you cannot confirm that you will do so, please tell us whether the 2008 targets are similar to the 2007 targets. If the targets are similar, please provide an analysis supporting the omission of those targets, based on the 2007 annual report.
Our intention is to provide supplemental analysis in our 2008 annual report as to why it is appropriate to omit the specific performance targets used to determine incentive amounts,

Mr. John Reynolds
February 19, 2008

CONFIDENTIAL TREATMENT REQUESTED
pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The 2008 annual report also will provide the required disclosure pursuant to Instruction 4 explaining the level of difficulty associated with achieving the performance goals. In that connection, we understand and will comply with the Staff’s comment, in your original comment letter, that “General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.”
We can confirm that the method of calculating the 2008 performance target for our annual incentive plan was the same as the method of calculating the 2007 performance target: for each year, the sole performance measure was cash flow return on investment, and for each year the target number was calculated using our annual budgeted EBITDA divided by budgeted investment. Our annual budget is the budget we use for our business operating and planning purposes — it is not a special “budget” used for compensation purposes.
For our long-term incentive plans, in 2008 we changed the method of calculating the performance targets. The two performance measures used in the 2007 — 2009 plan are (1) net revenue in the last year of the three year period, and (2) the average cash flow return on investment for the three-year period. [* * *] The performance measures for the long-term incentive plan were changed in 2008 to better align executive pay with our overall strategy of increasing operating performance and paying down debt. For both long-term plans, the targets are calculated using our three-year financial and operating plan.
Analysis of Competitive Harm:
We provide information about business trends and outlook in our annual reports but do not provide specific performance guidance or forward-looking statements on our projected operating results. Our management, our Board of Directors and our sole shareholder believe that it would cause us competitive harm to provide such forward-looking financial performance guidance — particularly to disclose such information for a prospective three-year period, as would be required for the long-term incentive plan period. We are mindful of the fact that such forward-looking financial guidance is often of use to stockholders and potential stockholders, and we did provide such guidance when we were a public company, before we became a voluntary filer in 2003.
We have not disclosed annual and long-term incentive targets relative to the performance measures used for these plans because these numerical performance targets constitute confidential financial information that, if disclosed, would result in competitive harm to Dole. If we were to disclose numerical performance targets under the incentive plans, there is a significant risk that our competitors, suppliers and key customers would be able to estimate our planned pricing to our customers, which would cause us competitive harm.
[* * *] Confidential Treatment Requested

Mr. John Reynolds
February 19, 2008

This is particularly true in our industry, where there are a relatively small number of global competitors, some of which are not subject to public disclosure regulations. Similarly, our suppliers could use information concerning our expected financial performance, including the expected pricing to our customers, to gain an unfair advantage in their negotiations with us for the supply of fruit and other input commodities. In addition, our customers could unfairly use this information in their negotiations with us.
For the reasons explained above, we believe that disclosure of our specific numerical performance-related factors for our one-year incentive plan, or for our long-term incentive plan, would cause us competitive harm. As noted, however, we will provide appropriate disclosure explaining the level of difficulty associated with achieving these performance targets in our 2008 annual report, pursuant to Item 402(b), Instruction 4.
Form 10-Q for Fiscal Quarter Ended October 4, 2008
Note 2 — 2009 Debt Maturity, page 7
2.	We note your responses to comments 2 and 3 of our comment letter dated December 19, 2008, including the initial bullet of your response to comment 2 indicating your senior secured credit facilities and note and debenture indentures contain customary cross-default provisions. Due to the uncertainty surrounding your ability to repay near-term maturities, your negative operating cash flows for the nine months ended September 30, 2008, and your disclosures at page 7 indicating that an event of default could have a material adverse effect on your business, financial condition or results of operations, please acknowledge that you will describe the following in future filings:
•	The cross default provisions of your other debt arrangements which may cause lenders to give notice of acceleration in the event of default on your 2009 Notes.

•	Any dollar limitations on your ability to sell assets. In this regard, we note in the penultimate paragraph of your response to our prior comment 3 that you are permitted to sell up to $100 million of core assets in any fiscal year and an unlimited amount of non-core assets. Describe how your debt agreements define core assets and non-core assets.
CONFIDENTIAL TREATMENT REQUESTED
We acknowledge that we will describe the information set forth in your two bullet points in our future filings. Our current credit agreements do not define core and non-core assets.
In the credit agreement amendments we now are in the process of obtaining, [* * *] which we undertake to describe in our future filings.
Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 35
[* * *] Confidential Treatment Requested

Mr. John Reynolds
February 19, 2008

Liquidity and Capital Resources, page 42
3.	We note the disclosure on page 37 of your December 29, 2007 Form 10-K that the Company could borrow approximately an additional $205 million at December 29, 2007 and remain within its covenants. However, your response to comment 3 of our letter dated December 19, 2008, indicates that your senior secured credit facilities and the indentures governing your senior notes and debentures do not contain traditional financial ratio or amount covenants. Please explain to us the covenants referred to in your Form 10-K and reconcile the disclosure with your response to our prior comment 3. In addition, disclose in future filings any covenants limiting your ability to undertake additional debt financing and the consequences of their limitation to the Company’s financial condition and operating performance. Please refer to SEC No. 33-8350.
The statement in our 2007 Form 10-K that we could borrow approximately an additional $205 million at December 29, 2007 and remain within our covenants was calculated by adding the unused capacity under our senior secured revolving credit agreement ($134 million on December 27, 2007) plus the unused amounts under the several specific “exception baskets” in our credit agreements. As with many credit agreements, the negative covenant on indebtedness (very broadly defined) in our credit agreements starts by prohibiting all indebtedness, except as specifically permitted in the credit agreements. Obviously, indebtedness under the credit agreements and our then existing bonds (or qualifying replacement bonds) is permitted. But our banks recognized that we operate a very complicated, international business, and so agreed to a large number of other permitted exceptions, subject in each case to maximum dollar limitations (“exception baskets”). For example, some of our foreign subsidiaries have their own, relatively small lines of credit, and our banks understood the efficiency of our being allowed to continue this practice, so our credit agreements permit us to have outstanding, at any time, up to an aggregate maximum of $50 million in such indebtedness of our foreign subsidiaries. Thus, on December 29, 2007, we had outstanding $47 million of such foreign subsidiary debt, so the remaining $3 million under the $50 million basket was added in calculating the $205 million number. The same practice was used for our other exception baskets under our credit agreements, and the resulting unused basket capacities were applied in calculating the $205 million.
In our answer to comment 3 of your December 19, 2008 letter, we stated that “Our senior secured credit facilities and the indentures governing our senior notes and debentures are “covenant lite” and do not contain traditional financial ratio or amount covenants.” The traditional financial ratio or amount covenants we had in mind were the classic financial maintenance covenants, such as leverage ratio, fixed charge coverage ratio, interest coverage ratio, maximum cash amount, maximum capital expenditure amount and similar measures. We did not mean to imply that there are no meaningful covenants. For example, as you know, there are covenants limiting or constraining our ability to sell assets and our ability to pay dividends, and our borrowings under our revolving credit facility cannot exceed the size of the facility. We apologize for the misunderstanding. We will make the requested disclosure in future filings.
[* * *] Confidential Treatment Requested

Mr. John Reynolds
February 19, 2008

As requested in your comment letter, we hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Dole, feel free to call me at 818-879-6810, David DeLorenzo (Dole’s President and Chief Executive Officer) at 818-879-6801, Jeffrey Conner (Dole’s Vice President, Associate General Counsel and Assistant Secretary) at 818-879-6834 or Joseph Tesoriero (Dole’s Vice President and Chief Financial Officer) at 818-879-6900.
Sincerely,
/s/ C. Michael Carter
C. Michael Carter

cc:	Jeffrey Conner David A. DeLorenzo Joseph S. Tesoriero
[* * *] Confidential Treatment Requested